EXHIBIT 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	Nine-Months Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	(dollars in thousands)
Income (loss) from continuing operations, before income tax	$(374,744)	$(423,367)	$(58,814)	$116,021	$123,955	$220,330

Fixed charges:
Interest on short-term borrowings(2)	76,240	32,722	120,075	188,861	39,383	57,680
Interest on long-term debt	107,105	240,040	218,126	65,542	169,718	114,701
Preferred dividends	8,926	—	—	—	—	—

Combined fixed charges, excluding interest on deposits	192,271	272,762	338,201	254,403	209,101	172,381
Interest on deposits	192,248	282,710	357,430	331,516	253,292	167,765

Combined fixed charges, including interest on deposits	$384,519	$555,472	$695,631	$585,919	$462,393	$340,146

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(1)	(1)	(1)	1.46	1.59	2.28
Including interest on deposits	(1)	(1)	(1)	1.20	1.27	1.65

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $423.4 million and $58.8 million for the years ended December 31, 2008 and 2007, respectively, and $374.7 million for the nine month period ended September 30, 2009.

(2)	Interest on short-term borrowings was estimated using the end of the period balance for the short-term borrowings and the weighted average rate for the period.
     We did not pay preferred stock dividends during the calendar years shown and no shares of our Treasury preferred stock, or any other class of preferred stock, were paid dividends during the calendar years shown; however, dividends were accrued on our Treasury preferred stock during the nine month period ended September 30, 2009 in the amount of $1.7 million. Payments of $7.2 million were made through August 15, 2009, which covered January 30, 2009 through August 14, 2009.
     For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges. “Fixed charges” consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the nine months ended September 30, 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2009. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.